# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bentley Systems, Incorporated, CIK 0001031308
CUSIP: 08265T208
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 685 Stockton Drive,, Exton, Pennsylvania (PA), 19341
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002010378

## Reporting persons
- Verdugo Bentley Marie T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 24,776,238; shared voting power 315,702; sole dispositive power 24,776,238; shared dispositive power 315,702; aggregate amount beneficially owned 25,091,940 (8.62% of the class)
  Comment: Shares owned reflects (a) common stock owned directly by family trusts of which the Reporting Person is Trustee and (b) 315,702 shares of Class B Common stock held jointly with the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of any other shares of Class B common stock beneficially owned by her spouse.
  
  8.62% is based on 290,923,096 shares of Class B common stock outstanding as of as of September 30, 2026, as disclosed in the Proxy Statement on Schedule 14A as filed by the Issuer with the Securities and Exchange Commission on November 5, 2026. There were 11,515,127 shares of Class A common stock outstanding as of September 30, 2026. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. The percentage reported excludes the Class A common stock. After giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, the Reporting Person has sole or shared voting power with respect to 4.0% of the Issuer's common stock and sole or share dispositive power with respect to 8.3% of the Issuer's common stock.

## Item 1. Issuer
Name of issuer: Bentley Systems, Incorporated
Address of issuer's principal executive offices: 685 Stockton Drive, Exton, PA 19341

## Item 2. Person Filing
Name of person filing: Marie Therese Verdugo Bentley
Address of principal business office or, if none, residence:
The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:

c/o Bentley Systems, Incorporated, 685 Stockton Drive, Exton, Pennsylvania 19341.
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned: 25,091,940
Percent of class: 8.62%
Sole power to vote or to direct the vote: 24,776,238
Shared power to vote or to direct the vote: 315,702
Sole power to dispose or to direct the disposition: 24,776,238
Shared power to dispose or to direct the disposition: 315,702

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Verdugo Bentley Marie T.: /s/ Marie Therese Verdugo Bentley, Marie Therese Verdugo Bentley (11/13/2026)